                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                               Commission File Numbers 33-46893-01; 333-64903-01
                                                       -------------------------

                            AAMES CAPITAL CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

       350 South Grand Avenue, 52nd Floor, Los Angeles, California 90071;
                                  (323) 210-5000
--------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Aames Mortgage Trust 1999-1 Mortgage Pass-Through Certificates, Series 1999-1 Aames Mortgage Trust 1999-2 Mortgage Pass-Through Certificates, Series 1999-2
--------------------------------------------------------------------------------
             (Title each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)      / /          Rule 12h-3(b)(1)(i)           / /
      Rule 12g-4(a)(1)(ii)     / /          Rule 12h-3(b)(1)(ii)          / /
      Rule 12g-4(a)(2)(i)      / /          Rule 12h-3(b)(2)(i)           / /
      Rule 12g-4(a)(2)(ii)     / /          Rule 12h-3(b)(2)(ii)          / /
                                            Rule 15d-6                    /X/

        Approximate number of holders of record as of the certification or notice date:
            - Aames Mortgage Trust 1999-1 Mortgage Pass-Through Certificates,
              Series 1999-1, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (approximately 14 holders, if only participating brokers holding directly through CEDE & CO. are counted).
            - Aames Mortgage Trust 1999-2 Mortgage Pass-Through Certificates,
              Series 1999-2, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (approximately 8 holders, if only participating brokers holding directly through CEDE & CO. are counted).

        Pursuant to the requirements of the Securities Exchange Act of 1934, Aames Capital Corporation, as registrant with respect to the securities covered hereby, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: July 28, 2000                By:  /s/ Jon D. Van Deuren
                                        -------------------------------
                                            Jon D. Van Deuren
                                            Senior Vice President--Finance